Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

November 17, 2008

Rolaine S. Bancroft
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re:	Lux Digital Pictures, Inc.
Registration Statement on Form S-1
Filed September 16, 2008
File No. 333-153502

Dear Ms. Bancroft,

Please see a summary of our

General

1. The following statement in regards the share price was added to the document, “There is no present public trading market for the Company’s Common Stock and the price at which the Shares are being offered bears no relationship to conventional criteria such as book value or earnings per share. The Company based primarily on its projected operating results has determined the offering price. There can be no assurance that the offering price bears any relation to the current fair market value of the Common Stock.” It was also explained that the selling shareholders purchased the shares at this price.

2. Revised

3. Revised

4. Revised

Registration Statement Cover Page

5. Moved last paragraph on front cover of the registration statement to the front cover of the prospectus supplement

Prospectus Cover Page

6. Clarifying sentence added page 5

Prospectus Summary & Corporate Background

7. We have subtracted extraneous information and have attempted to make this description more concise throughout the document so as to comply with this comment.

8. Revised page 6

9. Added paragraph listing founding shareholders and number of common and preferred shares in exchange for assets page 6

10. Clarified last paragraph page 6

11. We have expanded the explanation of this relationship on Page 6.

12. Revised. Page 6

Summary Financial Data, page 8

13. This has been updated to reflect the net loss/earnings per share as well as the number of weighted average shares outstanding.

Risk Factors, page 8

14. Risk Factors reformatted

15. Revised, added risk factor page 9

16. Revised created risk factor page 9

We may be subject to claims of trademark infringement, page 11

17. Revised page 11

If our shares of common stock are actively traded on a public market, page 12

18. We have updated the discrepancy on page 13 changing “are” to “may be”

Because our securities are subject to penny stock rules, page 13

19. Deleted second paragraph

Selling Security Holders, page 14

20. Individual names have been affixed with any security holder that is a legal entity.

Plan of Distribution, page 16

21. The appropriate language has been added.

22. The phrase “near term” has been removed.

Description of securities to be Registered, page 17

23. The legal conclusion has been removed as well as the term “this private placement.” Upon request from our transfer agent, we will provide the appropriate legal opinion.

Interest of Named Experts and Counsel, page 19

24. Underlining removed

Description of Business, page 19

25. We have revised this to state there is no permanent office.

26. The document has been revised to state our current affairs.

27. The use of the term “predecessor in interest” was, previously, misused. The Company has no “predecessor in interest” and the phrase has been deleted. The Company’s principal shareholder is not the “predecessor in interest” to the Company. The shareholder’s primary business is in a business unrelated to the Company’s businesses and it derives all of its income from this unrelated business. The entertainment assets purchased by the Company from its principal shareholder were, primarily, purchased for cash by the shareholder and had produced no income for the shareholder and represented only a very small part of the shareholder’s operations.

28. Both the status for “Nightmares...” and “American...” have been updated.

29. Revised.

Regulation, page 23

30. Revised page 23

Reports, page 24

31. Address corrected page 24

Special Note Regarding Forward-Looking Statements, page 24

32. Removed.

Directors, Executive Officers, Promoters and Control Persons, page 24

33. Added accordingly.

Executive Compensation, page 25

34. Added accordingly.

Conflict of Interest-Management’s Fiduciary Duties, page 26

35. This has been revised to reflect Mr. Jucht’s interest in Lux Digital GmbH.

Security Ownership of Certain Beneficial Owners and Management, page 26

36. This table has been revised accordingly.

Related Party Transactions, page 27

37. We have referred to paragraphs 7 and 8 of FAS 123(R) and have revised this section in conjunction with those paragraphs as well as this comment.

38. We added that “All transactions that are reportable pursuant to Item 404(d)(1) are disclosed in this section.” We will also file any related contracts as exhibits.

39. We have disclosed Mr. Jucht’s founding shareholder and controlling shareholder status.

40. RTV Media is not a founding shareholder and this disclosure is not required.

Disclosure of Payment of services with Shares of Common Stock, page 28

41. This has been updated to reflect 100,000 shares will be issued to Jillian Sidoti.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 28

42. This has been revised to reflect that we are subject to the General Corporation Laws of Wyoming as opposed to will become subject to.

Reports to Security Holders, page 29

43. This was an error and has been removed accordingly.

44. We have removed any language suggesting material information will be issued on a selective basis.

Financial Statements

Balance Sheet, page F-3

45. We have revised the Balance Sheet presentation to comply with paragraph 51 of SOP 00-2 and we have revised our disclosures.

Statement of Operations, page F-4

46. The Company has revised its financial statement presentation of the impairment expense and is now including it in operating expenses. We have revised the Summary Financial Data to reflect this change. Note that the original agreement has been amended, effective back to its original date, and we have acquired the $500,000 retail value in media rights now for a total of 2,000,000 shares. As we estimate that we will still only received $100,000 of value from our use of this advertising, we now have an impairment expense of $100,000. We have attached copies of the original agreement and the amended agreement. Due to the changes caused in our financials by this contract amendment, we had our financials re-audited by our independent auditor.

Additionally, based on verbal comments received in a phone call with the SEC, the Company has also reviewed its classification of the prepaid advertising asset and has determined that we have appropriately classified the prepaid advertising as an asset on our balance sheet rather than showing it as a stock subscription in the stockholders’ equity section of the balance sheet. Specifically, we reviewed EITF 02-01. The advertising rights we acquired were not paid for with cash but rather we paid with common shares that were fully vested and non-forfeitable. The advertising rights are not similar to notes or accounts receivable and these rights are available for use and can be used at any time by the Company. Our scenario is dissimilar from that discussed in EITF 02-01 and we believe that our presentation is in accordance with generally accepted accounting principles.

Statement of Stockholders’ Equity, page F-5

47. Complied with - we have revised the financial statement presentation.

48. Complied with - we have revised the financial statement presentation.

Note 2. Unamortized Film Costs, page F-9

49. Complied with - we have revised the financial statement presentation.

50. Complied with – we have revised the financial statements.

Note 3. Prepaid Advertising, page F-9

51. Complied with – we have expanded our disclosure, and we have attached a copy of the original contract and the amended contract.

52. We have conservatively estimated that we will only be able to use $100,000 worth of the $500,000 fair value of the advertising we acquired. These rights were acquired in an arms length transaction with an unrelated third party and were the subject of independent business negotiations. The rights were acquired from a national media chain that has established rate cards for the advertising rights that we acquired, The shares that we issued to pay for these rights were valued at $.10 per share, which is a similar value to what had been used for shares issued in other transactions that occurred at similar dates.

53. Complied with – we have revised the financial statement disclosure to indicate that we are accounting for advertising costs under SOP 93-7.

Note 5. Stockholders’ Equity, page F-9

54. Complied with – we have revised the financials and expanded the disclosures.

55. The footnote has been updated to reflect both the 10 to 1 voting and conversion rights.

Note 7. Income Taxes, page F-10

56. Please note that our revised financial statements now show net income, rather than a loss, due to the amendment in the contract of the advertising rights and the reduction in the amount of the impairment expense. Since we have net income and not a loss, this comment is no longer applicable.

Age of Financial Statements

57. We will continue to consider the financial statement updating requirement set forth in Rule 8-08 of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and results of Operations, page 30

Forward looking statements, page 30

58. Language referring to the Private Securities Litigation Reform Act of 1995 has been removed.

Significant Accounting Policies and Estimates, page 30

59. Reference to discussion of accounting policies has been removed.

Results of Operations, page 31

60. We have removed the reference to the interest income. The amount of interest income is immaterial to the financial statements and the Results of Operations discussion.

Liquidity and Capital Resources, page 31

61. We have revised this area to reflect sources of liquidity (i.e. our Private Placement Memorandum).

Controls and Procedures, page 31

62. We have updated this area in accordance with the comment.

Part II

Item 26. Recent Sales of Unregistered Securities, page 33

63. This has been updated to reflect information required by Item 701 of Regulation S-K (specifically the value per share). Further all transactions were summarized with date, amount, value, and exemption on which we relied.

Item 28. Undertakings, page 35

64. Please see numbers 5 and 6 under this section to reflect updates as required by the comment.

Exhibit 5.1

65. The word “common” has been added to reflect the type of securities.

Accountant’s Consent

66. A currently dated accountants’ consent is included with this amendment.

The Company would also like to address a question asked by Mr. Dave Humphrey, Branch Chief of the SEC, in a phone conversation with our independent auditor. Mr. Humphrey inquired as to the business operations of Lux Digital Pictures Gmbh and indicated that he thought it might be possible that Lux Digital Pictures, Inc. was a successor company to the major operations of GmbH. That is not the case here, for the reasons that follow:

Lux Digital Pictures, GmbH was originally formed, in early 2005, to act as the General Partner in a German tax incentive film fund (hence the name). Soon after formation the German Government changed the tax laws, with respect to these types of funds, so the fund was never created and no capital was ever solicited or raised and the Company was never used for this purpose.

Since formation the Company has, primarily, operated as a stock trading Company, using capital provided by its shareholders, and it has derived 100% of its income from this activity. Its only entertainment related activity was a small investment in a US produced movie from which it received an interest but no income whatsoever.

In April 2008 Lux GmbH acquired, for cash, the principal motion picture and entertainment assets, from a third party, that it subsequently sold, along with the interest it held in the movie, to Lux Digital Pictures, Inc, for stock, in June 2008. This transaction is fully described in the Asset Purchase Agreement which is an exhibit to Lux, Inc’s S-1.

Clearly, Lux GmbH was not involved in the same business that Lux Inc. is and was not a predecessor company, and Lux Inc. is not a successor company as Lux Inc. did not succeed to substantially all of the business of Lux GmH. Lux Inc. is not required to present the financial statements of Lux GmbH in this Registration Statement.

Thank you for your time and attention to this matter. Please advise if we are allowed to submit a request for acceleration at this time.

Sincerely,

/s/ Jillian Ivey Sidoti

Counsel for Lux Digital Pictures, Inc.

du/JIS

cc: clients
Enclosure